UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PROTECTIVE INSURANCE CORPORATION

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

74368L104

(CUSIP Number)

Richard A. Denmon, Esq.

Carlton Fields, P.A.

Corporate Center Three

4221 W. Boy Scout Boulevard

Tampa, Florida 33607

Phone: (813) 223-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74368L104	Page 2 of 20 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,817(1)
	8	SHARED VOTING POWER 26,094(1)
	9	SOLE DISPOSITIVE POWER 136,817(1)
	10	SHARED DISPOSITIVE POWER 26,094(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,911(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.26%(1)(2)(3)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Does not include beneficial ownership of the Issuer’s Class B Common Stock, no par value (“Class B Stock”), held by Vincent J. Dowling, Jr. because such shares are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) and are not subject to the reporting requirements of Rule 13d-1(a).

(2) Includes 26,094 shares of the Issuer’s Class A common stock, no par value per share (“Class A Common Stock”), held by IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account over which the reporting person has shared voting and dispositive control.

(3) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person owns less than 1% of the outstanding Class B Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 3 of 20 pages

1		NAME OF REPORTING PERSON IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,094(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,094(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,094(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.00%(1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) Does not include shares of Class B Stock owned by IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account because such shares are non-voting securities.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020. The reporting person owns less than 1% of the outstanding Class B Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 4 of 20 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)(3)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 487 shares of Class A Common Stock held by IRA FBO Vincent J. Dowling Roth Conversion Account over which the reporting person has shared voting and dispositive control.

(2) The reporting person owns less than 1% of the outstanding Class A Stock.

(3) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 5 of 20 pages

1		NAME OF REPORTING PERSON IRA FBO Vincent J. Dowling Roth Conversion Account
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person owns less than 1% of the outstanding Class A Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of March 16, 2020, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020.

SCHEDULE 13D

CUSIP No. 74368L104	Page 6 of 20 pages

1		NAME OF REPORTING PERSON Dowling Capital Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Dowling Capital Partners V, LLC only beneficially owns shares of Class B Stock, which shares are non-voting securities.

(2) The reporting person owns less than 1% of the outstanding Class B Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 7 of 20 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling, Jr. Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Vincent J. Dowling, Jr. Family Trust only beneficially owns shares of Class B Stock which are non-voting securities.

(2) The reporting person owns less than 1% of the outstanding Class B Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 8 of 20 pages

1		NAME OF REPORTING PERSON Dowling & Partners Securities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Dowling & Partners Securities, LLC only beneficially owns shares of Class B Stock which are non-voting securities.

(2) The reporting person owns less than 1% of the outstanding Class B Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 9 of 20 pages

1		NAME OF REPORTING PERSON Protective Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. The reporting person is a party to the Contingent Sale Agreement (defined in Item 4 below) and is included in this joint filing with the other reporting persons because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange.

SCHEDULE 13D

CUSIP No. 74368L104	Page 10 of 20 pages

1		NAME OF REPORTING PERSON David P. Delaney, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON IN

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. David P. Delaney, Jr. only beneficially owns shares of Class B Stock which are non-voting securities.

(2) The reporting person owns less than 1% of the outstanding Class B Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 11 of 20 pages

1		NAME OF REPORTING PERSON Lancer Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON IC

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. The reporting person is a party to the Contingent Sale Agreement (defined in Item 4 below) and is included in this joint filing with the other reporting persons because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange.

SCHEDULE 13D

CUSIP No. 74368L104	Page 12 of 20 pages

1		NAME OF REPORTING PERSON Protective Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. The reporting person is a party to the Contingent Sale Agreement (defined in Item 4 below) and is included in this joint filing with the other reporting persons because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2020 (“Original Schedule 13D”), as amended by Amendment No. 1 filed on April 1, 2020 (“Amendment No. 1”), by and on behalf of each of the Reporting Persons (as defined below), to the extent specifically set forth below. This Amendment No. 2, together with the Original Schedule 13D and Amendment No.1, shall be referred to collectively as the “Schedule 13D”. Except as otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

This Amendment No. 2 relates to shares of Class A Common Stock, no par value per share (“Class A Common Stock”), of Protective Insurance Corporation, an Indiana corporation (“Issuer”). The address of the principal executive offices of the Issuer is 111 Congressional Boulevard, Carmel, IN 46032.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

(a)       This Amendment No. 2 is being filed jointly by Vincent J. Dowling, Jr., IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account, Dowling Capital Partners V, LLC, Vincent J. Dowling, Jr. Family Trust, Dowling & Partners Securities, LLC, Vincent J. Dowling (“Senior”), IRA FBO Vincent J. Dowling Roth Conversion Account, Protective Partners, LLC (“Protective Partners”), David P. Delaney, Jr. (“Delaney”), Lancer Insurance Company (“Lancer”), and Protective Investment Partners, LLC (“Protective Investment”) (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). Protective Partners, Lancer, and Protective Investment are each parties to the Contingent Sale Agreement (defined in Item 4 below) pursuant to which they may acquire additional shares of Class A Common Stock, which certain of the Reporting Persons may be deemed to have beneficial ownership. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange. Accordingly, the Reporting Persons are filing this Amendment No. 2 jointly and have entered into an Amended and Restated Joint Filing Agreement, dated April 22, 2020, a copy of which is filed as Exhibit 99.2 to this Amendment No. 2, pursuant to which the Reporting Persons agreed to file this statement, and any amendments hereto, jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. However, this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, a “group” within the meaning of Rule 13d-5 promulgated under the Exchange Act.

(b)       The principal business address of Protective Partners is 190 Farmington Avenue, Farmington, CT 06032. The principal business address of each of Delaney and Protective Investment is 6676 Corporate Center Parkway, Jacksonville, FL 32216. The principal business address of Lancer is 370 West Park Avenue, P.O. Box 9004, Long Beach, NY 11561.

(c)       The principal business of Protective Partners is to make investments. The principal owner and managing member of Protective Partners is Vincent J. Dowling, Jr. The principal business of Delaney and Lancer is to engage in the property casualty insurance business. David P. Delaney, Jr. indirectly owns over 46% and controls over 54% of the outstanding capital stock of Lancer and is its chief executive officer. The principal business of Protective Investment is to make investments. The principal owner and manager of Protective Investment is David P. Delaney, Jr.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Page 13 of 20 pages

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Protective Partners is a limited liability company formed in the State of Delaware. Delaney is a natural person and citizen of the United States. Lancer is an insurance company incorporated in the State of Illinois. Protective Investment is a limited liability company formed in the State of Delaware.

Item 3. Source and Amount of Funds or other Considerations.

Item 3 is hereby amended and supplemented as follows:

The aggregate purchase price for the additional shares of Class A Common Stock acquired by Vincent J. Dowling Jr. covered by this Amendment No. 2, as reflected in Item 5 below, was $199,492.29, which was funded by Vincent J. Dowling, Jr. from his personal funds.

With respect to the Contingent Sale Agreement, no payment has yet been made to the holders of the shares of Class A Common Stock in connection with the execution and delivery thereof. To the extent that shares of Class A Common Stock are purchased pursuant to the Contingent Sale Agreement, the purchase price thereunder will be paid from the funds on hand of the Offering Parties (as defined below). Following the closing of the Contingent Sale Agreement, it is anticipated that Protective Partners will own 9.8%, Protective Investment will own 9.9%, and Lancer will own the remaining issued and outstanding shares of Class A Common Stock purchased under the Contingent Sale Agreement.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On April 22, 2020, Protective Partners, Lancer, and Protective Investment (collectively, the “Offering Parties”), Shapiro Family Investment Partnership – Nathan Share, an Illinois general partnership, Nathan Shapiro Revocable Trust Dated 10/7/87, NS (Florida) Associates Inc., a Florida corporation, Daniel Shapiro, Emily Rita Shapiro, Steven A. Shapiro C/F Jackson Henry Shapiro UGTMA/IL, Steve Shapiro C/F Jordyn Reese Shapiro UTMA/IL, New Horizon (Florida) Enterprises Inc., a Florida corporation, Daniel M. Shapiro C/F Nick E. Shapiro UTMA/IL, Steven A. Shapiro (in his capacity as a Stockholder), Illinois Diversified Company, LLC, an Illinois limited liability company, Norton Shapiro Revocable Trust, Norton Shapiro 2008 Trust, Norton Shapiro Family LLC, an Illinois limited liability company, and NSF Investment Partnership, an Illinois general partnership, and Nathan Shapiro (each a “Selling Stockholder” and collectively the “Selling Stockholders”), and Steven Shapiro (the “Stockholder Representative”) entered into a Stockholder Support and Contingent Sale Agreement (the “Contingent Sale Agreement”). Pursuant to the Contingent Sale Agreement, upon the terms and subject to the conditions thereof, the Selling Stockholders will sell all of the shares of Class A Common Stock held by the Selling Stockholders (“Selling Stockholders Stock”), representing approximately 35.3% of the issued and outstanding shares of Class A Common Stock, to the Offering Parties pursuant to either (a) an offer to purchase all outstanding Class A Common Stock made to all holders of Class A Common stock of the Issuer in accordance with Regulation 14D promulgated under the Exchange Act by the Offering Parties (the “Offer”) or (b) if the conditions to commence an Offer are not satisfied under the terms and conditions of the Contingent Sale Agreement, the Offering Parties will have the right, but not the obligation, to purchase the Selling Stockholders Stock in a private sale to the Offering Parties only (the “Alternative Sale”).

Page 14 of 20 pages

Subject to the satisfaction of certain conditions as further described below, the purchase price for the Class A Common Stock made pursuant to the Offer would be at a price per share equal to 85% of the Issuer’s book value per share on a fully-diluted basis as publicly reported by the Issuer with respect to its fiscal quarter ended March 31, 2020. Subject to the terms of the Contingent Sale Agreement, the Selling Stockholders have agreed to tender into any such Offer and not withdraw all Selling Stockholders Stock (which shall be all of the shares of Class A Common held by the Selling Stockholders). If the Offer is commenced, the Offer will not be conditioned on any threshold percentage of the Class A Common Stock being tendered in the Offer in order for the Offer to be closed. However, the obligation of the Offering Parties to accept for payment any shares of Class A Common Stock that are validly tendered pursuant to the Offer, and not withdrawn, will be subject to such conditions as are determined by the Offering Parties in their discretion, including the requirement that all shares of Class A Common Stock beneficially owned by the Selling Stockholders be properly tendered and not withdrawn pursuant to the Offer and certain other conditions that are common in transactions such as the Offer. The Offering Parties will not be obligated to accept any shares of Class A Common Stock for payment pursuant to the Offering unless such conditions are satisfied or waived.

The obligation of the Offering Parties to commence the Offering is subject to the satisfaction or waiver of a number of conditions (collectively, the “Offer Conditions”) on or prior to the date that is 60 days prior to the Outside Date (as defined below), including the following: (a) the Issuer shall have taken all corporate actions needed to render the Indiana business combination and control share statutes inapplicable to the transactions contemplated by the Contingent Sale Agreement such that the shares of Class A Common acquired by the Offering Parties continue to represent voting stock of the Issuer, no limitation on any future business combinations involving any of the Offering Parties are imposed, and no dissenters rights or similar rights are triggered under such statutes; (b) there is no legal requirement that any shares of Class B Common Stock or any other equity securities of the Issuer be purchased in connection with the transactions contemplated by the Contingent Sale Agreement; (c) the Issuer shall not have made or expressed its intention to make, adopt or implement any rights offering, poison pill, staggered board, super-majority voting requirement, stock repurchase, golden parachute, change of control provision or payment, or similar anti-takeover measure; (d) the Issuer shall not have restated any of its financial statements or other information included in its periodic filings with the Commission; (e) the average closing market price of the Class A Common Stock for the three days prior to the commencement of the Offer shall not be lower than the per share price applicable to the Offer; (f) the Offering Parties shall have completed their due diligence review and the results of such review shall have been satisfactory to the Offering Parties within the time frames set forth in the Contingent Sale Agreement; (g) the Issuer shall have consented to the Offer and filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer containing the recommendation of the Issuer that the holders of the Class A Common Stock accept the Offer and tender their shares to the Offering Parties pursuant to the Offer (or, if the board of directors of the Issuer consents to and approves the Offer but declines to make a positive recommendation to the shareholders of the Issuer, then having the board of directors remain neutral with respect to the Offer); (h) the Issuer shall have agreed to appoint Delaney as a member of the Issuer’s board of directors concurrently with and conditioned upon the closing of the Offer; and (i) those other conditions set forth in the Contingent Sale Agreement.

If any of the matters contemplated by Offer Condition set forth in clause (a) above in the preceding paragraph are not approved, the Selling Stockholders will cause the Issuer to call a special meeting of the stockholders of the Issuer to (i) consider and vote with respect to the approval of such unapproved matters, and (ii) vote to replace the board of directors with a slate of directors that is acceptable to the Selling Stockholders in their discretion, and if such replacement is successful, then seek approval of any such unapproved matters by the new board of directors so as to render the Indiana business combination and control share statutes inapplicable to the transactions contemplated by the Contingent Sale Agreement and to the Class A Common Stock purchased in connection with the Contingent Sale Agreement.

If the closing of the Offer does not occur prior to September 30, 2020. as may be extended to comply with applicable requirements under Rule 14d-1 or as otherwise provided in the Contingent Sale Agreement (the “Outside Date”), due to the non-satisfaction of any Offer Conditions or such other reasons specified in the Contingent Sale Agreement, then, subject to the satisfaction of certain conditions and at the discretionary election of the Offering Parties, each Stockholder will be required to sell the shares of Class A Common Stock held by each Selling Stockholder to the Offering Parties in an Alternative Sale. The purchase price per share in the Alternative Sale shall be 50% of the lower of (i) the Issuer’s book value per share on a fully-diluted basis as publicly reported by the Issuer with respect to its fiscal quarter ended March 31, 2020, and (ii) the Issuer’s book value per share on a fully-diluted basis that was last publicly reported by the Issuer with respect to a fiscal quarter of the Issuer ended prior to the date of the closing of the Alternative Sale.

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Although there is no intention that the transactions contemplated by the Contingent Sale Agreement result in the Class A Common Stock (a) ceasing to be authorized to be quoted on the Nasdaq Stock Market, or (b) becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, in the event that the Offer is consummated and sufficient stockholders of the Issuer tender their shares of Class A Common Stock, it is possible that one or both of such events may occur.

The Selling Stockholders have agreed that during the term of the Contingent Sale Agreement none of them will, directly or indirectly, (a) solicit, initiate or engage in any Acquisition Proposal (as defined in the Contingent Sale Agreement), (b) provide any information to any third party with a view to such third party or any other person pursuing or considering to pursue an Acquisition Proposal (as defined in the Contingent Sale Agreement), (c) sell, or enter into any agreement to sell, any shares of Class A Common Stock, or (d) solicit, encourage or facilitate, or induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing) with any person (other than the Offering Parties) regarding, an Acquisition Proposal.

The Contingent Sale Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. The Contingent Sale Agreement may be terminated (i) by the mutual agreement of the Offering Parties and all of the Selling Stockholders, (ii) by the Offering Parties if the Selling Stockholders breach or fail to perform their agreements or obligations under the Contingent Sale Agreement and such breach or failure remains uncured after 30 days, (iii) by the Selling Stockholders if the Offering Parties breach or fail to perform any of their representations, warranties or covenants contained in the Contingent Sale Agreement and such breach or failure remains uncured after 30 days, (iv) by the Offering Parties if the closing has not been consummated by 30 days following the Outside Date, (v) by the Offering Parties if the Issuer has taken any action that would cause any of the Offer Conditions to not be satisfied, or (vi) by any party if any legal order or ruling is taken which prohibits the transactions contemplated by the Contingent Sale Agreement.

The description of the Contingent Sale Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Contingent Sale Agreement, which has been filed as Exhibit 99.2 hereto and is incorporated herein by this reference.

The Contingent Sale Agreement contains numerous conditions that must be satisfied prior to any purchase of the Selling Stockholders Stock by the Offering Parties and, as a result, there can be no assurance that any sale of the Selling Shareholders Stock pursuant to the Contingent Sale Agreement will be consummated.

In addition to the potential purchase of the Class A Common Stock pursuant to the terms and conditions of the Contingent Sale Agreement, the Reporting Persons will continue to independently evaluate and possibly acquire from time to time, in a manner consistent with applicable securities laws, additional shares of Class A Common Stock through other private purchases or in open market transactions. In addition, each of the Reporting Persons also may explore and possibly acquire additional shares of Class B Common Stock through private purchases or in open market transactions. Further, the Reporting Person may seek to identify potential opportunities for the Issuer to expand its business, including potential affiliated or unaffiliated acquisition targets, as well as the potential of a transaction with one of the Reporting Persons. However, depending on market conditions and other factors that each of the Reporting Persons may deem material to their decision, there can be no assurance that any of the Reporting Persons will engage in such acquisitions and that any potential acquisition targets will be identified or presented to the Issuer for its consideration.

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Each of the Reporting Persons will continue to analyze and evaluate their investment in the Issuer and reserve the right to change their plans and intentions at any time with respect to any of the foregoing. Although there is no contract, arrangement, understanding, or relationship between the Dowling Junior Entities, the Dowling Senior Entities, the Offering Parties, or Delaney relating to the voting or disposition of the reported securities, the Dowling Junior Entities, the Dowling Senior Entities, the Offering Parties, and Delaney may from time to time coordinate their purchase or disposition of the Class A Common Stock and/or the Class B Common Stock. However, each Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Class A Common Stock other than the Class A Common Stock owned of record by such Reporting Person or in which such Reporting Person does not have a pecuniary interest.

Except as otherwise provided in the Schedule 13D (as amended and supplemented), none of the Reporting Persons has any plans or proposals that relate to or would resulted in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

Item 5 is hereby amended and supplemented as follows:

(a)       Except for purchases described in (c) below, the Reporting Persons have not effected any transactions in the Class A Common Stock subsequent to the filing of Amendment No. 1. The Reporting Persons own, in the aggregate, 163,398 shares of Class A Common Stock, representing approximately 6.27% of the shares of Class A Common Stock which were outstanding on March 16, 2020 (as represented by the Issuer in its Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020). Vincent J. Dowling, Jr. is the beneficial owner of 162,911 shares of Class A Common Stock, representing approximately 6.26% of the shares of Class A Common Stock which were outstanding on March 16, 2020 (as represented by the Issuer in its Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020). Mr. Dowling is the beneficial owner of 136,817 shares of Class A Common Stock, representing approximately 4.98% of the shares of Class A Common Stock which were outstanding on March 16, 2020 (as represented by the Issuer in its Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020). Mr. Dowling also is the controlling person of the IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account which is the holder of record of 26,094 shares of Class A Common Stock, representing approximately 1.00% of the shares of Class A Common Stock which were outstanding on March 16, 2020 (as represented by the Issuer in its Proxy Statement on Schedule 14A filed with the Commission on April 6, 2020).

Neither the Offering Parties (Protective Partners, Lancer and Protective Investment) or Delaney currently own any shares of Class A Common Stock. The Offering Parties are parties to the Contingent Sale Agreement and Delaney directly or indirectly controls two of the Offering Parties, and each are included in this joint filing with the other Reporting Persons because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange.

(b)       Vincent J. Dowling, Jr. has the sole voting and dispositive power over 136,817 shares of Class A Common Stock beneficially owned by him. Vincent J. Dowling, Jr. and IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account have the shared voting and dispositive power over 26,094 shares of Class A Common Stock held by such Reporting Persons.

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(c)        Except as set forth below, there have been no transactions in the Class A Common Stock by the Reporting Persons during the past sixty days. During the past sixty days, Vincent J. Dowling, Jr. effected the following purchases of Class A Common Stock in open market transactions:

Purchase Date	Amount of Shares	Price
4/16/2020	807	$14.9000
4/15/2020	6,300	$14.9249
4/14/2020	150	$15.0000
4/09/2020	1,288	$14.8047
4/07/2020	4,962	$14.5350

(d)       Except as described herein, no other person is known by any Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

See “Item 4. Purpose of the Transaction” for a summary description of the Contingent Sale Agreement and the Amended and Restated Joint Filing Agreement, which descriptions are qualified in their entirety by reference to the respective agreements which are filed as exhibits hereto. A copy of the Contingent Sale Agreement is filed as Exhibit 99.1 attached hereto and the Amended and Restated Joint Filing Agreement is filed as Exhibit 99.2 attached hereto, and each of such documents is incorporated by reference to this Item 6.

Other than described in this Amendment No. 2 (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Stockholder Support and Contingent Sale Agreement, dated April 22, 2020, among certain of the Reporting Persons and certain stockholders of the Issuer.

99.2	Amended and Restated Joint Filing Agreement, dated April 22, 2020, among the Reporting Persons.

[Signature on Next Page]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 22, 2020		/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.

Dated:	April 22, 2020		/s/ Vincent J. Dowling
Vincent J. Dowling

Dated:	April 22, 2020		/s/ David P. Delaney, Jr.
David P. Delaney, Jr.

IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account

Dated:	April 22, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.
Administrator and Beneficial Owner

IRA FBO Vincent J. Dowling Roth Conversion Account

Dated:	April 22, 2020	By:	/s/ Vincent J. Dowling
Vincent J. Dowling
Administrator and Beneficial Owner

Dowling Capital Partners V, LLC

Dated:	April 22, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Manager

Vincent J. Dowling, Jr. Family Trust

Dated:	April 22, 2020	By:	/s/ Vincent J. Dowling
Vincent J. Dowling, Trustee

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Dowling & Partners Securities, LLC

Dated:	April 22, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Manager

Protective Partners, LLC

Dated:	April 22, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Managing Member

Lancer Insurance Company

Dated:	April 22, 2020	By:	/s/ David P. Delaney, Jr.
David P. Delaney, Jr.
Chief Executive Officer

Protective Investment Partners, LLC

Dated:	April 22, 2020	By:	/s/ David P. Delaney, Jr.
David P. Delaney, Jr., Manager

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